UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2006

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒        FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐        NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Telecom Italia Group Results For The Quarter Ended March 31, 2006

On May 8, 2006, the Board of Directors of Telecom Italia, examined and approved the Group’s results for the three months ended March 31, 2006.

Selected Financial and Statistical Information

The summary selected financial data set forth below are consolidated financial data of the Telecom Italia Group as follows:

•	with respect to the statement of operations information, the unaudited financial data for the three-month periods ended March 31, 2005 and 2006; and

•	with respect to the balance sheet information, the audited financial data as of December 31, 2005 and the unaudited financial data as of March 31, 2006.

In the opinion of the management of Telecom Italia, the unaudited interim consolidated financial data of Telecom Italia reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of Telecom Italia’s consolidated results of operations for the unaudited interim periods. Results for the three-month period ended March 31, 2006, are not necessarily indicative of results that may be expected for the entire year.

The accompanying consolidated financial data has been prepared in accordance with IFRS as adopted by EU and effective at March 31, 2006.

	Three months ended March 31,
	2005	2006
	(Unaudited) (millions of Euro)
Statement of Operations Data in accordance with IFRS:
Revenues	7,023	7,482

Operating income	2,032	1,984

Net income from continuing operations	820	761
Net income from discontinued operations/assets held for sale	7	11

Net income	827	772

of which:
• Net income attributable to the Group	656	744
• Net income attributable to Minority interests	171	28

	Three months ended March 31,
	2005	2006
	(Unaudited) (thousands of Euro, except percentages and per share amounts)

Financial Ratios in accordance with IFRS:
— Revenues/Employees (average number in Group, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees)(1)	89.1	93.0
— Operating income/Revenues (ROS) (%)	28.9	26.5

Basic and Diluted earnings per Share(2):
— Ordinary Share	0.04	0.04
— Savings Share	0.05	0.05
Of which:
— From continuing operations:
• Ordinary Share	0.04	0.04
• Savings Share	0.05	0.05
— From discontinued operations/assets held for sale:
• Ordinary Share	—	—
• Savings Share	—	—

	As of December 31, 2005	As of March 31, 2006
		(Unaudited)
	(millions of Euro, except percentage and employees)
Balance Sheet Data in accordance with IFRS:

Total assets	96,010	91,385

Shareholders’ equity:
Shareholders’ equity attributable to the Group	25,662	26,716
Shareholders’ equity attributable to Minority interests	1,323	1,362

Total shareholders’ equity	26,985	28,078

Total liabilities	69,025	63,307

Total shareholders’ equity and liabilities	96,010	91,385

Share capital(3)	10,599	10,605

Financial Ratios in accordance with IFRS:
• Net financial debt/Net invested capital (debt ratio)(%)(4)	59.6	58.2
• Employees (number in Group at period-end, excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees)	85,484	85,253

	As of December 31, 2005	As of March 31, 2006
	(Unaudited)
Statistical Data:
Wireline:
Subscriber fixed-lines in Italy (thousands)(5)	25,049	24,867
— of which: ISDN equivalent lines in Italy (thousands)(5)	5,459	5,404
Broadband Access(6):
• in Italy (thousands)	5,707	5,982
• in Europe (thousands)	1,313	1,471
Page views Alice (formerly Virgilio) (millions)	9,842	3,184
Unique users Alice (formerly Virgilio) (monthly average number) (millions)	15.7	19.2

Network infrastructure in Italy:
• access network in copper (millions of km—pair)	105.2	105.2
• access network and transport in fiber optics (millions of km of fiber optics)	3.7	3.7

Network infrastructure abroad:
• European backbone (km of fiber optics)	51,000	51,000

Mobile:
Mobile lines in Italy at period-end (thousands)(7)	28,576	29,664
Foreign mobile lines at period-end (thousands)(8)	20,171	21,018
Total mobile lines at period-end (Italy + foreign) (in thousands)(8)	48,747	50,682
GSM coverage in Italy (% of population)	99.8	99.8

Media:
La7 average audience share Free to Air for the period (analog system) (%)	2.7	2.9
La7 average audience share Free to Air for the last month of the period (analog system) (%)	3.1	3.0

(1)	The average number of employees in the Group (excluding employees relating to the consolidated companies considered as discontinued operations/assets held for sale and including temporary employees) was 78,864 and 80,476 in the three months ended March 31, 2005 and 2006, respectively.

(2)	In accordance with IAS 33 “Earnings per share”, basic earnings per Ordinary Share is calculated by dividing the Group’s net income available to shareholders by the weighted average number of shares outstanding during the period, excluding treasury shares.

Since Telecom Italia, has both Ordinary and Savings Shares outstanding, the calculations also take into account the requirement that holders of Savings Shares are entitled to an additional dividend equal to 2% of the par value of Savings Shares above dividends paid on the Ordinary Shares.

For the purpose of these calculations, the weighted average number of:

-	Ordinary Shares was 10,818,724,453 for the three months ended March 31, 2005 and 13,254,762,418 for the three months ended March 31, 2006; and
-	Savings Shares was 5,795,921,069 for the three months ended March 31, 2005 and 6,026,120,661 for the three months ended March 31, 2006.

For diluted earnings per share the weighted average number of shares outstanding is adjusted assuming conversion of all dilutive potential shares. Potential shares are those securities that, if converted into shares, would increase the total number of shares outstanding and reduce the earnings attributable to each share. Potential shares include options, warrants and convertible securities. The Group’s net income is also adjusted to reflect the impact of the conversion of potential shares net of the related tax effects.

(3)	Share capital represents share capital issued net of the par value of treasury shares.

(4)	Net Financial Debt is a “Non-GAAP Financial Measure” as defined in Item 10 of Regulation S-K under the 1934 Act, but is widely used in Italy by financial institutions to assess liquidity and the adequacy of a company’s financial structure. We believe that Net Financial Debt provides an accurate indicator of our ability to meet our financial obligations, represented by gross debt, by our available liquidity, represented by the other items shown in the reconciliation table. Net Financial Debt allows us to show investors the trend in our net financial condition over the periods presented. The limitation on the use of Net Financial Debt is that it effectively assumes that gross debt can be reduced by our cash and other liquid assets. In fact, it is unlikely that we would use all of our liquid assets to reduce our gross debt all at once, as such assets must also be available to pay employees, suppliers, and taxes, and to meet other operating needs and capital expenditure requirements. Net Financial Debt and its ratio to total shareholders’ equity (including minority interests), or leverage, are used to evaluate our financial structure in terms of sufficiency and cost of capital, level of debt, debt rating and funding cost, and whether our financial structure is adequate to achieve our business plan and our financial targets (which include our debt ratio, or Net Financial Debt divided by net invested capital, the latter meaning net assets excluding Net Financial Debt). Our management monitors the Net Financial Debt and leverage or similar measures as reported by other telecommunications operators in Italy and abroad, and by other major listed companies in Italy, in order to assess our liquidity and financial structure relative to such companies. We also monitor the trends in our Net Financial Debt and leverage in order to optimize the use of internally generated funds versus funds from third parties. Net Financial Debt is reported in our Italian Annual Report to shareholders and is used in presentations to investors and analysts. Net Financial Debt is calculated as follows:

	As of December 31, 2005	As of March 31, 2006
		(Unaudited)
	(millions of Euro)
GROSS FINANCIAL DEBT
Non-current financial liabilities (Long-term debt)
—Financial payables	40,252	38,747
—Finance lease liabilities	1,894	1,899
—Other financial liabilities	—	—

	42,146	40,646

Current financial liabilities (Short-term debt), excluding financial debt relating to discontinued operations/assets held for sale
—Financial payables	9,572	6,484
—Finance lease liabilities	234	243
—Other financial liabilities	6	7

	9,812	6,734

Financial debt relating to discontinued operations/assets held for sale	143	118

TOTAL GROSS FINANCIAL DEBT (A)	52,101	47,498

FINANCIAL ASSETS
Non-current financial assets
—Securities other than equity investments	8	9
—Financial receivables and other non-current financial assets	988	859

	996	868

Current financial assets, excluding financial assets relating to discontinued operations/assets held for sale
—Securities other than equity investments	378	343
—Financial receivables and other current financial assets	509	467
—Cash and cash equivalents	10,323	6,734

	11,210	7,544

Financial assets relating to discontinued operations/assets held for sale	37	43

TOTAL FINANCIAL ASSETS (B)	12,243	8,455

NET FINANCIAL DEBT (A-B)	39,858	39,043

(5)	Data exclude internal lines.

(6)	Number of contracts.

(7)	Includes service under all standards (GSM and UMTS), including Prepaid Customers, and excluding “silent” lines.

(8)	Comprises foreign lines of the subsidiaries included in the Mobile Business Unit and excludes those of the mobile subsidiaries considered as discontinued operations/assets held for sale.

Telecom Italia Group Consolidated Results

❖  Revenues

For the three months ended March 31, 2006, revenues were €7,482 million compared to €7,023 million for the three months ended March 31, 2005 (an increase of €459 million or 6.5%), and were impacted in particular by the increases in revenues of TIM Brasil Group, European Broadband Project and Telecom Italia Media. Such increase was positively affected by the growth in advertising activities and in the Digital Terrestrial Television project and was in part offset by the reductions in termination fees made in September 2005.

❖  Operating Income

Operating income was €1,984 million for the three months ended March 31, 2006 compared to €2,032 million for the three months ended March 31, 2005 (a decrease of €48 million or 2.4%). In particular, such decrease was in part due to the increased level of depreciation and amortization (an increase of €186 million), as a result of the higher investments in innovation (particularly in assets with a shorter useful life) made in the first quarter of 2006 and in 2005. As a percentage of revenues, operating income was 26.5% in the three months ended March 31, 2006 (28.9% in the three months ended March 31, 2005).

❖  Net income attributable to the Group

Net income attributable to the Group was €744 million for the three months ended March 31, 2006 (€772 million before minority interests), compared to €656 million for the three months ended March 31, 2005 (€827 million before minority interests), an increase of €88 million, or 13.4%. This increase was mainly due to lower minority interests in net income, mainly arising from the integration of TIM into Telecom Italia, which led to a full control over the Italian Mobile business.

❖  Capital Expenditures

Capital expenditures for the three months ended March 31, 2006 were €1,025 million, compared to €912 million for the three months ended March 31, 2005 (an increase of €113 million, or 12.4%). This was mainly due to higher investment in the domestic fixed-line and domestic mobile.

Business Units

The table below sets forth revenues, operating income, capital expenditures and number of employees by Business Units:

		Wireline (1)	Mobile	Media		Olivetti	Other activities (1)		Adjustments and eliminations		Consolidated Total
(millions of Euro, except number of employees)
Revenues	1st Quarter 2006 1st Quarter 2005	4,471 4,356	3,206 2,905	44 35		94 108	355 314		(688 (695	) )	7,482 7,023

Operating income	1st Quarter 2006 1st Quarter 2005	1,175 1,255	890 934	(41 (36	) )	(17 —)	(31 (130	) )	8 9		1,984 2,032

Capital expenditures	1st Quarter 2006 1st Quarter 2005	756 689	235 188	45 15		2 4	18 17		(31 (1	) )	1,025 912

Number of employees at period-end(2)	March 31, 2006 December 31, 2005	56,891 56,987	20,629 20,767	958 886		1,622 1,750	5,153 5,094		— —		85,253 85,484

(1)	Since October 5, 2005, Innovation & Engineering Services, previously in Other activities, were transferred to the Wireline Business Unit and therefore the data for the periods under comparison have been reclassified and presented consistently.

(2)	Number of employees at period-end excludes employees relating to the consolidated companies considered as discontinued operations/assets held for sale.

The table below sets forth revenues, operating income, net income (loss) from discontinued operations/assets held for sale, capital expenditures and number of employees of the activities considered discontinued operations/assets held for sale:

		Discontinued operations/assets held for sale					Others, adjustments and eliminations (3)
		Mobile (1)	Media (2)	Entel Chile group	IT Market	Sub-Total			Total
(millions of Euro, except number of employees)
Revenues	1st Quarter 2006 1st Quarter 2005	95 277	— 37	— 238	— 148	95 700	(1 (24	) )	94 676

Operating income (3)	1st Quarter 2006 1st Quarter 2005	12 22	— 4	— 36	— (3)	12 59	— (11)		12 48

Net income (loss) from discontinued operations/assets held for sale	1st Quarter 2006 1st Quarter 2005	11 (3)	— 2	— 26	— (7)	11 18	— (11)		11 7

Capital expenditures	1st Quarter 2006 1st Quarter 2005	8 14	— —	— 27	— 1	8 42	— —		8 42

Number of employees at period-end	March 31, 2006 December 31, 2005	912 863	— 184	— —	— —	912 1,047	— —		912 1,047

(1)	Includes TIM Hellas (sold at the beginning of June 2005), TIM Perù (sold in August 2005) and Corporacion Digitel (asset held for sale).

(2)	Gruppo Buffetti (sold in January 2006).

(3)	Adjustments and eliminations relating to the operating income for the three months ended March 31, 2005 include incidental charges relating to disposals and the losses arising from the sale of the Entel Chile group.

❖  Wireline

For the first three months of 2006, revenues were €4,471 million, an increase of 2.6% (€115 million) compared to the first quarter of 2005.

Wireline tracks revenues in the following business areas: Retail Telephone, Internet Retail, Business Data, Wholesale Services and European Broadband Project.

•	Retail Telephone. Revenues were €2,414 million in the first three months of 2006 (a decrease of 6.3% compared to the same period in 2005). The segment is characterized by a reduction in traffic revenues due to lower fixed-mobile termination rates (equal to approximately €45 million) and continuing traffic migration to mobile network. This reduction is partly offset by the continuing growth of Flat offers (6,397,000 subscribers as of March 31, 2006, equal to approximately 30% of fixed lines).

•	Internet Retail. Revenues were €377 million in the first three months of 2006 with an increase of 7.1% compared to the first quarter of 2005, due to the continuing growth of Adsl revenues (an increase of 12.3% compared with the same period in 2005). Wireline’s portfolio of Broadband lines in Italy was approximately 6.0 million accesses at the end of March 2006 (an increase of approximately 0.3 million accesses compared to December 31, 2005). Including the 1.5 million Broadband accesses in France, Germany and Holland (an increase of approximately 0.2 million compared to December 31, 2005), Wireline’s total portfolio in Europe was approximately 7.5 million Broadband accesses as of March 31, 2006.

•	Business Data. Revenues were €443 million in the first three months of 2006, an increase of 6% compared to the first quarter of 2005, mainly due to the strong growth in ICT services.

•	Wholesale services. Revenues were €945 million in the first three months of 2006, an increase of €98 million, or 11.6%, compared with the same period in 2005, mainly due to the international component (an increase of €84 million).

•	European Broadband Project. Revenues were €204 million in the first three months of 2006, an increase of 124.2% compared to the first quarter of 2005.

Operating income was €1,175 million in the first three months of 2006, a decrease of €80 million, or 6.4% compared to the first quarter of 2005. This result was affected by increased depreciation and amortization due to higher capital expenditures in innovation made in the first quarter of 2006 and in 2005. Operating income was equal to 26.3% of revenues (28.8% in the first quarter of 2005).

Capital Expenditures were €756 million in the first three months of 2006, an increase of €67 million compared to the same period in 2005, due to investments in innovative network technology and development of new services.

❖  Mobile

As of March 31, 2006, domestic and foreign mobile lines, excluding those of mobile subsidiaries considered as discontinued operations/assets held for sale, were 50.7 million lines with an increase of 24% compared to the first quarter of 2005.

Results for the main business areas (domestic and Brazilian activities) are as follow:

•	Italy

Revenues from domestic activities were €2,370 million in the first three months of 2006, an increase of €9 million, or 0.4%, compared to the first quarter of 2005 (€2,361 million in the first three months of 2005).

In particular, revenues were boosted by strong growth in value added services (VAS) equal to €406 million in the first three months of 2006 (an increase of 11.5% compared to the first quarter of 2005). VAS accounted for 17.1% of revenues (15.4% in the first quarter of 2005).

Voice revenues amounted to €1,757 million in the first three months of 2006, a decrease of 4% compared to the first quarter of 2005. Even with the benefit of the accelerated migration of fixed-line traffic to mobile, revenues were negatively impacted by the implementation of the new termination charges.

Revenues from handset sales (€107 million in the first three months of 2006) had a strong growth (48.6% compared to the first quarter of 2005), mainly due to the sale of 3G terminals.

Operating income was €925 million in the first three months of 2006 (a decrease of 6% compared to the first quarter of 2005). This result was impacted by higher levels of depreciation and amortization linked to the development of 3G network infrastructure and support platforms for new innovative services. Operating margin was 39% of revenues (41.7% in the first quarter of 2005).

In the first quarter of 2006, Capital Expenditures were €173 million (€110 million in the same period of 2005).

With 29,664 million lines on March 31, 2006 (over 1 million more than the year ended December 31, 2005), TIM confirms its position as leader in the domestic market, with a market share of approximately 40.3%. UMTS customers numbered approximately 3 million and accounted for more than 10% of total customers; this percentage was equal to 6% approximately only six months ago.

•	Brazil

The TIM Brasil Group, the only operator with nationwide GSM coverage, had on March 31, 2006 a customer base of over 21 million lines (an increase of 43.5% compared to March 31, 2005) and confirms its position as the country’s leading GSM operator with 17.8 million lines.

The TIM Brasil Group’s consolidated revenues amounted to reais 2,213 million (€837 million), an increase of 15.9% compared to the same period in 2005. This increase was due to the strong growth of the customer base and the contribution of revenues from VAS services (an increase of 51.1% compared to the same period of 2005), which represented 6.8% of service revenues, up from 5.4% in the first quarter of 2005.

Consolidated operating income was negative reais 94 million (€36 million), an improvement of 40.1% compared to the first quarter of 2005. The improvement was achieved despite higher depreciation and amortization connected with the development of network and IT assets.

Capital Expenditures for the period amounted to reais 166 million (€63 million), a decrease of reais 105 million compared to the first quarter of 2005 as a consequence of the progressive completion of national coverage.

❖  Media

For the three months ended March 31, 2006 consolidated revenues amounted to €44 million, up 25.7% compared to €35 million registered during the corresponding period in 2005 mainly due to the growth in advertising activities and in the Digital Terrestrial Television project.

Operating income was negative €41 million (negative €36 million for the first quarter of 2005). Operating income was impacted, among other things, by higher amortization and depreciation on the new television networks acquired during the second half of 2005 and on additional investments on frequencies and infrastructures made in 2006.

Capital Expenditures for the first quarter of 2006 amounted to €45 million (€15 million for the first quarter of 2005) of which approximately €38 million have been invested on the Digital Terrestrial Television platform.

❖  Olivetti

Revenues amounted to €94 million, with a decline of €14 million compared to the first quarter of 2005. This figure was impacted above all by revenue declines linked to traditional ink-jet products and specialized printers.

Operating income was negative €17 million (in break-even in the first quarter of 2005). This change was due to the reduced margins in the ink-jet products, specialized printers sectors and gaming.

Capital Expenditures amounted to €2 million, a decrease of 50% compared to the first quarter of 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2006

TELECOM ITALIA S.p.A.

BY:	/s/ Enrico Parazzini
Name: Enrico Parazzini
Title: Chief Financial Officer